By EDGAR Electronic Transmission

March 19, 2010

United States Securities & Exchange Commission
Attn:  Katherine Wray, Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Re:           Acxiom Corporation
Form 10-K for the Fiscal Year Ended March 31, 2009
Filed May 29, 2009
File No. 000-13163

Dear Ms. Wray:

As discussed, I am writing on behalf of Acxiom Corporation (“Acxiom”) to confirm that Acxiom will respond by March 31, 2010 to your letter dated March 9, 2010 regarding the Securities and Exchange Commission Staff’s review of Acxiom’s Form 10-K for the Fiscal Year Ended March 31, 2009 and filed on May 29, 2009.

We appreciate your time and attention to this matter.  Please do not hesitate to call me at 501-975-3133 or you may call Wayne Gregory at 501-342-1204, with any questions.

Sincerely,

/s/ Daniel L. Heard

Daniel L. Heard, Esq.
Authorized Representative
of Acxiom Corporation

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